

02006680

SE... E COMMISSION
0549



FEB 27 2002
340

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SEC FILE NUMBER
8- 52833

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAINVEST SECURITIES, INC.

OFFICIAL USE ONLY
104370
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 Stevenson Street Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Albers (415) 932-1852
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markle Stuckey Hardesty & Bott, APC
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) California (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/02

OATH OR AFFIRMATION

I, Nadine Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAINVEST SECURITIES, INC., as of December 31, 2001, ~~19~~x____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



ESI1
CRAIG M. HOWELL
COMM. #1337580
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Jan 5, 2006
ESI1

Nadine y Lucas
Signature

President
Title

Craig M. Howell
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAINVEST SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

with

Reports of Independent Auditors

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholders
EAINVEST SECURITIES, INC.

We have audited the accompanying statement of financial condition of EAINVEST SECURITIES, INC., as of December 31, 2001. The statement of financial condition is the responsibility of the management of EAINVEST SECURITIES, INC. Our responsibility is to express an opinion on the statement of financial condition, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EAINVEST SECURITIES, INC. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
February 8, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

EAINVEST SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

Assets

Current assets		
Cash and cash equivalents	$	36,915
Deposit with clearing broker		25,000
Prepaid expenses and other current assets		895
Total current assets		62,810
Total assets	$	62,810

Liabilities and Stockholder's Equity

Current liabilities		
Payable to clearing broker	$	13,742
Payable to EA Invest, Inc.		7,163
Total current liabilities		20,905
Stockholder's equity		
Common stock, $.001 par value, 10,000,000 shares authorized, issued and outstanding		10,000
Additional paid in capital		105,000
Accumulated deficit		(73,095)
Total stockholder's equity		41,905
Total liabilities and stockholder's equity	$	62,810

See accompanying notes

EAINVEST SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2001

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying statement of financial condition includes the accounts of EAINVEST SECURITIES, INC. (the "Company"), a wholly owned subsidiary of EA Invest, Inc.

The Company was incorporated in Delaware on July 31, 2000, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD") having been granted membership on March 5, 2001. Additionally, the Company is an investment advisor registered with the SEC as of April 30, 2001.

Nature of operations

The Company provides, through the website of its parent company, tools and services for registered investment advisors. Through its clearing broker-dealer, the Company offers custodial services and an online brokerage platform, as well as a broad range of products available for investment advisors to use with their clients. Expenses incurred by the Company have primarily been to register as a broker-dealer and registered investment advisor with the SEC, NASD and various state agencies.

Basis of accounting

The statement of financial condition of the Company has been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Investment income is recorded as earned.

EAINVEST SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2001

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with a financial institution in checking and money market accounts, all available on demand.

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising will be expensed when incurred.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with EA Invest, Inc.

The Company utilizes services and business facilities owned or leased by EA Invest, Inc. in conducting business activities. These services are provided at no charge.

In January 2002, EA Invest, Inc. approved capital contributions totaling $50,000 for the Company, with additional capital contributions to be approved as needed. A contribution of $10,000 was made on January 29, 2002, and the remaining amount will be funded throughout the year, as needed, to maintain adequate net capital.

EAINVEST SECURITIES, INC.
Notes to Statement of Financial Condition
December 31, 2001

Note 3 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the statement of financial condition, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As of December 31, 2001, the Company had a deferred tax asset that has been fully offset by a valuation allowance.

The deferred tax asset consists principally of a net operating loss carryforward. The loss carryforward is approximately $73,000. Utilization of the loss carryforward is subject to annual limitation in the event of an ownership change as provided in Internal Revenue Code Section 382.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2001, the Company had net capital, as defined under the Rule, of $16,010, which exceeded the minimum requirement of $5,000 by $11,010. The Company's aggregate indebtedness, as defined under the Rule, was 131% of its net capital.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
EAINVEST SECURITIES, INC.

We have audited the statement of financial condition of EAINVEST SECURITIES, INC. at December 31, 2001, and have issued our report thereon dated February 8, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the statement of financial condition.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of EAINVEST SECURITIES, INC., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
February 8, 2002